Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidary	Jurisdiction of Incorporation or Organization
Amphastar Laboratories, Inc.	Delaware
Armstrong Pharmaceuticals, Inc.	Delaware
International Medication Systems, Limited	Delaware
Amphastar Nanjing Pharmaceuticals Co., Ltd.	China
Amphastar France Pharmaceuticals SAS	France